EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Lattice Semiconductor Corporation:
We consent to the use of our reports dated March 12, 2012, with respect to the consolidated balance sheets of Lattice Semiconductor Corporation as of December 31, 2011 and January 1, 2011, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, the related consolidated financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference.

/s/ KPMG LLP

Portland, Oregon
June 11, 2012